  Exhibit 17.1

Daymon M. Smith
352 East 426 North
Alpine, Utah 84004

Boris Cherdabayev, Chairman
Board of Directors
BMB Munai, Inc.
324 S 400 W, Suite 250
Salt Lake City, Utah 84101

January 27, 2012

Dear Boris,

It is with regret that I am writing to inform you of my decision to resign my position on the Board of BMB Munai, Inc., effective upon acceptance of said resignation by the Board.  It has been my pleasure to serve on the Board.

Sincerely,

/s/ Daymon M. Smith

Daymon M. Smith